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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Dated August 27, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation
(Translation of Registrant's Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F   X                                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

INTERIM REPORT FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2004

BUSINESS ACTIVITIES

        Even if the overall export-sector in Sweden is showing positive figures, the low international demand for new credits is still prevailing. In the corporate sector, still consolidation is more pronounced than new investments. In this business environment, SEK's total volume of new customer-related financial transactions reached a satisfactory level of Skr 11.2 billion (9.6). Of that amount, new long-term credits granted totaled Skr 9.2 billion (7.5), of which export credits Skr 2.1 billion (3.0), credits to municipalities Skr 3.1 billion (1.9), and other direct lending to customers Skr 4.0 billion (2.6). Syndicated customer transactions totaled Skr 2.0 billion (2.1).

        The aggregate amount of credits outstanding and credits committed though not yet disbursed at period-end was Skr 74.1 billion (y-e: 74.4), of which Skr 59.4 billion (y-e: 60.9) represented credits outstanding.

        Further, the aggregate amount of outstanding offers for new credits at period-end increased significantly, to Skr 58.1 billion (y-e: 30.7). The increase is mainly related to the S-system, where a fixed-rate offer is attractive in an environment with increasing interest rates.

Borrowings

        During the period the volume of new long-term borrowings, i.e., borrowings with original maturities exceeding one year, reached the equivalent of Skr 23.8 billion (31.6) or USD 3.3 billion (3.7).

        During the beginning of the year, SEK launched its first EUR-denominated borrowing of benchmark-character, a transaction amounting to EUR 1 billion sold mainly to European and Asian investors.

INCOME STATEMENT

Return on Equity

        Return on equity was 20.9 percent (17.2) before taxes, and 15.0 percent (12.4) after taxes, respectively.

Results

        Operating profit was Skr 307.8 million (323.7). The decline was due to increased administrative expenses but also to certain effects in the investment portfolio (see below). Net interest earnings have, however, increased due to increased volumes.

        Net interest earnings totaled Skr 418.0 million (393.3). The contribution to net interest earnings from debt-financed assets was Skr 279.5 million (228.9). The increase in net interest earnings is a result of increased average volumes of debt-financed assets, which totaled Skr 136.2 billion (109.3). The increase is related to the liquidity portfolio. The average margin of debt-financed assets was 0.41 percent p.a. (0.42). Interest cost for new Hybrid Capital issued in 2003 affected results and margins negatively.

        The contribution to net interest earnings from the investment portfolio, which mainly represents the investment of SEK's equity, was Skr 138.5 million (164.4). The decrease compared with the same period in the previous year was due mainly to a lower amount of equity as a result of the extra dividend related to the change in ownership in 2003. During the latter half of 2004, maturing assets in part of the investment portfolio will be reinvested at comparably lower interest rates.

        Administrative expenses amounted to Skr 113.2 million (90.2). Included in such expenses were, i.a., Skr 9.1 million (0.0) representing the expected cost for the general incentive system, which has reached its maximum level for the first six months. The administrative expenses increased due to the strengthening and broadening of the business activities in response to market needs.

        Depreciations of non-financial assets increased to Skr 12.3 million (5.6). The increase was related to depreciations of intangible assets in the ongoing IT-project, in which SEK's current business system will be replaced.

BALANCE SHEET

Total Assets and Liquidity

        The level of SEK's liquid assets—to be regarded as SEK's readiness to lend—improved during the period. SEK's total assets at period-end increased to Skr 163.6 billion (y-e: 151.8), of which the liquidity portfolio amounted to Skr 89.9 billion (y-e: 79.6).

        At period-end, the aggregate volume of funds borrowed and shareholders' funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities.

        There have been no major shifts in the break-down of SEK's counterparty risk exposures. Of the total risk exposures, 63 percent (y-e: 65) were against banks, mortgage institutions and other financial institutions; 20 percent (y-e: 18) were against highly rated OECD states; and 6 percent (y-e: 6) were against local and regional authorities. The remaining 10 percent (y-e: 11) were against corporations and others.

        No credit losses were incurred.

Capital Adequacy

        SEK has a capital adequacy ratio well above the minimum required by law. At period-end, SEK's adjusted total capital adequacy ratio was 18.5 percent (y-e: 18.3), of which 11.4 percent (y-e: 11.1) represented adjusted Tier-1.

        The adjusted capital adequacy ratios are calculated with inclusion in the Tier-1 capital base of SEK's guarantee capital of Skr 600 million in addition to the regulatory capital base. The regulatory total capital adequacy ratio at period-end was 16.9 percent (y-e: 16.6), of which 9.7 percent (y-e: 9.5) represented Tier-1.

Stockholm, August 27, 2004
 AB SVENSK EXPORTKREDIT
Swedish Export Credit Corporation

Peter Yngwe
President

Auditors' Review Report

        We have reviewed the interim report for the six-month period ended June 30, 2004, in accordance with Swedish generally accepted standards for such reviews. A review is significantly less in scope than an examination in accordance with generally accepted auditing standards. During our review nothing came to our attention to indicate that the interim report does not comply with the requirements of the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies.

Stockholm, August 27, 2004

Gunnar Abrahamson Authorized Public Accountant (Appointed by the Swedish Financial Supervisory Authority)	Per Bergman Authorized Public Accountant	Curt Öberg Authorized Public Accountant (Appointed by the Swedish National Audit Office)

SEK is wholly-owned by the Kingdom of Sweden. SEK's objective is to engage in financing activities and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds. Credits are granted at fixed or floating interest rates. SEK funds its activities primarily by issues in the international capital markets. SEK's balance sheet and assets are of high quality. SEK's long-term debt rating is AA+ from Standard & Poor's and Aa1 from Moody's.

FINANCIAL HIGHLIGHTS

(Amounts (other than %) in mn) (* 1 USD = 7.5475 Skr)	June 30, 2004 USD*	June 30, 2004 Skr	June 30, 2003 Skr	December 31, 2003 Skr
Earnings
Operating profit	41	307.8	323.7	595.3
Net profit for the period	29	221.4	232.5	427.5
Pre-tax return on equity	20.9%	20.9%	17.2%	18.9%
After-tax return on equity	15.0%	15.0%	12.4%	13.6%
Lending operations
Customer-related financial transactions	1,491	11,254	9,587	23,187
of which offers for new credits accepted by borrowers	1,222	9,224	7,527	18,960
of which new syndicated customer transactions	269	2,030	2,060	4,227
Credits, outstanding and undisbursed (old format)	9,814	74,063	73,513	74,365
Credits, outstanding and undisbursed (new format)	6,331	47,780	55,394	54,221
Borrowing operations
New long-term borrowings	3,262	23,812	31,631	61,929
Outstanding senior debt	18,803	141,909	115,530	132,565
Outstanding subordinated debt	410	3,098	3,659	3,001
Total assets	21,672	163,559	136,747	151,800
Capital
Capital adequacy ratio	16.9%	16.9%	17.7%	16.6%
Adjusted capital adequacy ratio	18.5%	18.5%	19.5%	18.3%

The definitions of the Financial Highlights are included in SEK's 2003 Annual Report (Note 32).

INCOME STATEMENTS

SEK (exclusive of the S-system)	January-June, 2004		January-June, 2003		January-December, 2003
(Skr mn)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	2,480.0	2,481.4	2,199.9	2,202.5	4,432.9	4,438.5
Interest expenses	-2,062.0	-2,062.0	-1,806.6	-1,806.6	-3,675.4	-3,675.5

Net interest revenues	418.0	419.4	393.3	395.9	757.5	763.0
Commissions earned	9.1	3.7	4.3	2.8	13.0	9.1
Commissions incurred	-8.6	-8.6	-3.3	-3.3	-17.1	-17.1
Remuneration from the S-system	9.8	9.8	19.3	19.3	29.7	29.7
Net results of financial transactions	4.8	4.8	3.5	3.5	11.7	11.7
Other operating income	0.5	0.6	2.8	3.7	6.4	7.6
Administrative expenses	-113.2	-112.3	-90.2	-91.8	-189.5	-191.9
Depreciations of non-financial assets	-12.3	-11.2	-5.6	-4.5	-15.5	-13.4
Other operating expenses	-0.3	0.0	-0.4	0.0	-0.9	0.0

Operating profit	307.8	306.2	323.7	325.6	595.3	598.7
Changes in untaxed reserves	n.a.	0.0	n.a	0.0	n.a.	15.4
Taxes (Note 1)	-86.4	-85.7	-91.2	-91.2	-167.8	-172.5

Net profit for the period	221.4	220.5	232.5	234.4	427.5	441.6
Earnings per share, Skr (Note 5)	224		235		432

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr mn)	January-June, 2004	January-June, 2003	January-December, 2003
Interest revenues	197.1	230.3	443.4
Interest expenses	-173.6	-284.2	-510.9

Net interest revenues(+)/expenses(-)	23.5	-54.0	-67.5
Remuneration to SEK	-9.8	-19.3	-29.7
Foreign exchange effects	1.2	8.9	7.4
Reimbursement to(-)/from(+) the State	-14.9	64.4	89.8

Net	0.0	0.0	0.0

Quarterly Breakdown of Income Statements in Summary

SEK (exclusive of the S-system) Consolidated Group (Skr mn)	April-June, 2004	January-March, 2004	April-June, 2003	January-March, 2003
Interest revenues	1,258.5	1,221.5	1,064.3	1,135.6
Interest expenses	-1,039.6	-1,022.4	-873.9	-932.7

Net interest revenues	218.9	199.1	190.4	202.9
Operating revenues	13.8	10.4	12.5	13.9
Operating expenses	-68.5	-65.9	-48.4	-47.6

Operating profit	164.2	143.6	154.5	169.2
Taxes	-46.1	-40.3	-43.5	-47.7

Net profit for the period	118.1	103.3	111.0	121.5

BALANCE SHEETS

	June 30, 2004			December 31, 2003
(Skr mn)	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
ASSETS
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	10,270.7	10,270.7	58.5	4,458.5	4,458.5	57.4
Of which current assets	(9,888.4)	(9,888.4)	(58.5)	(3,645.8)	(3,645.8)	(57.4)
Of which fixed assets	(382.3)	(382.3)	—	(812.7)	(812.7)	—
Credits to credit institutions (Note 3)	11,287.8	11,285.4	3,792.0	17,569.6	17,567.7	4,789.8
Credits to the public (Note 3)	21,851.4	21,851.4	4,062.0	23,202.4	23,202.4	3,474.1
Other interest-bearing securities	105,881.5	105,881.5	—	95,298.6	95,298.6	—
Of which current assets	(74,679.7)	(74,679.7)	—	(63,752.0)	(63,752.0)	—
Of which fixed assets	(31,201.8)	(31,201.8)	—	(31,546.6)	(31,546.6)	—
Of which credits (Note 2)	(31,003.7)	(31,003.7)	—	(31,111.6)	(31,111.6)	—
Shares in subsidiaries	n.a.	113.5	—	n.a.	113.5	—
Non-financial assets	212.9	97.9	—	201.7	85.7	—
Other assets	10,492.9	10,384.7	59.7	7,678.3	7,751.6	96.9
Prepaid expenses and accrued revenues	3,562.3	3,562.2	102.3	3,391.4	3,391.3	93.7

Total assets (Note 4)	163,559.5	163,447.3	8,074.5	151,800.5	151,869.3	8,511.9

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS' FUNDS
Borrowing from credit institutions	452.5	462.5	27.5	2,545.8	2,555.8	1.2
Borrowing from the public	47.3	47.3	0.0	28.7	28.7	0.0
Senior securities issued	141,409.7	141,409.7	561.3	129,990.4	129,990.4	552.5
Other liabilities	11,729.9	11,584.8	145.7	9,979.3	10,014.7	147.5
Lending/(borrowing) between SEK and the S-system	—	—	7,224.6	—	—	7,697.0
Accrued expenses and prepaid revenues	3,254.2	3,254.2	115.4	2,908.7	2,908.3	113.7
Allocations	394.0	17.5	—	394.4	17.9	—
Subordinated securities issued	3,098.3	3,098.3	—	3,001.0	3,001.0	—

Total liabilities and allocations	160,385.9	159,874.3	8,074.5	148,848.3	148,516.8	8,511.9
Untaxed reserves	n.a.	1,344.6	—	n.a.	1,344.6	—
Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,176.4	208.1	—	1,117.6	149.3	—

Total non-distributable capital	2,166.4	1,198.1	—	2,107.6	1,139.3	—
Profit carried forward	785.8	809.8	—	417.1	427.0	—
Net profit for the period	221.4	220.5	—	427.5	441.6	—

Total distributable capital	1,007.2	1,030.3	—	844.6	868.6	—

Total shareholders' funds	3,173.6	2,228.4	—	2,952.2	2,007.9	—

Total liabilities, allocations and shareholders' funds	163,559.5	163,447.3	8,074.5	151,800.5	151,869.3	8,511.9

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities Subject to lending	389.7	389.7	—	108.9	108.9	—
CONTINGENT LIABILITIES	None	None	None	None	None	None
COMMITMENTS
Committed undisbursed credits	15,584.3	15,584.3	9,580.8	14,358.3	14,358.3	10,024.6

Specification of Change in Shareholders' Funds

Consolidated Group

(Skr mn)	January-June, 2004	January-December, 2003
Opening balance of shareholders' funds	2,952.2	3,764.7
Dividend paid	—	-1,240.0
Net profit for the period	221.4	427.5

Closing balance of shareholders' funds	3,173.6	2,952.2

STATEMENTS OF CASH FLOWS, SUMMARY

	January-June, 2004		January-June, 2003
(Skr mn)	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Net cash (used in)/provided by operating activities	-9,418.4	-9,418.4	-3,089.0	-3,089.0
Net cash (used in)/provided by investing activities	-23.5	-23.5	-22.1	-22.1
Net cash (used in)/provided by financing activities	9,441.9	9,441.9	3,111.1	3,111.1
Cash and cash equivalents at end of period	0.0	0.0	0.0	0.0

Capital Base and Required Capital

According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines. However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK's guarantee capital of Skr 600 million in addition to the regulatory approved capital base.

(Amounts in Skr mn)

I.    Capital requirement

	Consolidated Group						Parent Company
	June 30, 2004			December 31, 2003			June 30, 2004			December 31, 2003
	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital
On-balance sheet items	163,560	33,331	2,667	151,800	31,682	2,534	163,447	33,221	2,658	151,869	31,752	2,540
Off-balance sheet items	17,716	3,407	272	21,171	4,172	334	17,716	3,407	272	21,171	4,172	334
Other exposures	n.a.	0	0	n.a.	0	0	n.a.	0	0	n.a.	0	0

Total	181,276	36,738	2,939	172,971	35,854	2,868	181,163	36,628	2,930	173,040	35,924	2,874
Breakdown by category:
A. Riskweight 0%	57,687	—	—	49,546	—	—	57,686	—	—	49,546	—	—
B. Riskweight 20%	91,644	18,329	1,466	96,053	19,211	1,537	91,641	18,328	1,466	96,051	19,210	1,537
C. Riskweight 50%	1,548	774	62	2,284	1,142	91	1,548	774	62	2,284	1,142	91
D. Riskweight 100%	15,287	15,287	1,223	14,203	14,203	1,136	15,178	15,178	1,214	14,274	14,274	1,142
E. Market exposures	15,110	2,348	188	10,885	1,298	104	15,110	2,348	188	10,885	1,298	104

Total	181,276	36,738	2,939	172,971	35,854	2,868	181,163	36,628	2,930	173,040	35,924	2,874

II. Capital base (A)					III. Capital Adequacy Ratio
	Consolidated Group		Parent Company			Consolidated Group		Parent Company
	6/2004	12/2003	6/2004	12/2003		6/2004	12/2003	6/2004	12/2003
Tier-1 capital	3,574	3,395	3,601	3,423	Total	16.9%	16.6%	17.0%	16.6%
Tier-2 capital	2,623	2,558	2,619	2,554	Of which:
Of which:					Tier-1 ratio	9.7%	9.5%	9.8%	9.5%
Upper Tier-2	2,166	2,103	2,162	2,100	Tier-2 ratio	7.2%	7.1%	7.2%	7.1%
Lower Tier-2	457	455	457	454	Of which:
Total	6,197	5,953	6,220	5,977	Upper Tier-2 ratio	5.9%	5.8%	5.9%	5.8%
					Lower Tier-2 ratio	1.3%	1.3%	1.3%	1.3%
Adjusted Tier-1 capital	4,174	3,995	4,201	4,023	Adjusted Total	18.5%	18.3%	18.6%	18.3%
Adjusted Total	6,797	6,553	6,820	6,577	Of which: Adj. Tier-1 ratio	11.4%	11.1%	11.5%	11.1%

IV.    Specification of off-balance sheet items (B)

							Book value on-balance sheet
Consolidated Group and Parent Company:	Of which:						Related to derivative contracts with positive real exposures:		Related to derivative contracts with negative realexposures:
	Nominal amounts	Converted claims	Positive real exposures	Potential exposures	Negative real exposures	Weighted claims	Positive book values	Negative book values	Positive book values	Negative book values
June 30, 2004
Derivative financial contracts:
Currency related agreements	125,162	4,569	1,312	3,257	5,794	1,068	1,730	1,940	2,443	686
Interest rate related contracts	120,193	1,143	663	480	6,325	287	114	3,005	634	33
Equity related contracts	40,099	3,575	548	3,027	902	857	4	555	484	1
Commodity related contracts, etc	3,094	247	2	245	337	123	—	—	—	—

Total derivative contracts	288,548	9,534	2,525	7,009	13,358	2,335	1,848	5,500	3,561	720
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	390	390	—	390	—	—
Undisbursed credits	15,584	7,792	—	7,792	—	1,072

Total	304,522	17,716	2,525	15,191	13,358	3,407
December 31, 2003
Derivative financial contracts:
Currency related agreements	114,627	7,492	3,499	3,993	5,117	1,818	937	1,515	3,826	1,775
Interest rate related contracts	117,311	2,209	1,439	770	7,043	529	17	3,681	816	33
Equity related contracts	38,984	4,026	703	3,323	1,242	983	3	551	438	5
Commodity related contracts, etc	1,706	156	20	136	154	78	—	—	—	—

Total derivative contracts	272,628	13,883	5,661	8,222	13,556	3,408	957	5,747	5,080	1,813
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	109	109	—	109	—	—
Undisbursed credits	14,358	7,179	—	7,179	—	764

Total	287,095	21,171	5,661	15,510	13,556	4,172

(A)
The capital base includes the profit for the year—less the dividend proposed—according to the Board's proposal for distribution of the 2003 profits. The capital base also includes the profit for the six-month period ended June 30, 2004, less expected dividend related to said period.

(B)
In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

COUNTERPARTY RISK EXPOSURES
(Skr billion)

Consolidated Group and Parent Company:	Total				Credits & Interest- bearing securities				Derivatives, Undisbursed credits, etc.
			December 31, 2003				December 31, 2003				December 31, 2003
	June 30, 2004				June 30, 2004				June 30, 2004
Classified by type of counterparty
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
State	34.0	20	29.7	18	28.4	19	24.2	17	5.6	32	5.5	26
Municipalities	10.2	6	9.5	6	9.9	7	9.3	6	0.3	2	0.2	1
Mortgage institutions	3.7	2	5.2	3	3.7	2	5.2	4	—	—	—	—
Banks	57.9	35	58.5	36	52.5	35	50.3	36	5.4	30	8.2	39
Other credit institutions	44.3	27	41.6	26	38.9	26	35.1	25	5.4	30	6.5	31
Corporations and others	16.8	10	17.1	11	15.8	11	16.4	12	1.0	6	0.7	3

Total	166.9	100	161.6	100	149.2	100	140.5	100	17.7	100	21.1	100

NOTES

        Accounting principles:    The accounting principles described in SEK's Annual Report for the year 2003 have been applied unchanged with the following exception.

        As from the financial year 2004, SEK has adopted the Swedish Financial Accounting Standards RR 29, Remuneration to employees, which is based on IAS 19 Employee benefits. The application of this recommendation has had no material effect on this interim report.

        Note 1.    Reported amounts of taxes for the six-month period ended June 30 represent profits before appropriation multiplied by the standard tax rate (28%). Accordingly, no allocations to, or dissolutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis.

        Note 2.    Represents credits granted against documentation in the form of interest-bearing securities.

        Note 3.    In accordance with the Swedish Financial Supervisory Authority's regulations, the Company reports credits with principal or interest more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 6.5 million (y-e: 47.5). The principal amount not past due on such credits was Skr 47.6 million (y-e: 433.1). All past-due credits were covered by adequate guarantees.

        Note 4.    The amount of total assets at period-end, Skr 163.6 billion, was approximately Skr 0.8 billion higher than it would have been if the currency exchange rates as of December 31, 2003, had been unchanged.

        Note 5.    Earnings per share: Net profit for the period divided by the number of shares.

References herein to "Skr" mean Swedish kronor.
 The exchange rate on June 30, 2004, was Swedish kronor 7.5475 to the US dollar (June 30, 2003: 8.0025; December 31, 2003: 7.275).
Amounts stated herein relate to June 30 or December 31, in the case of positions, and the six-month period ended June 30 or the twelve-month period ended December 31, in the case of flows, unless otherwise indicated.
Amounts within parenthesis relate to the same date, in the case of positions, and to the same period, in the case of flows, for the preceding year, unless otherwise indicated.
References herein to "credits" mean credits as defined under the "old format", unless otherwise indicated.

This Interim Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs, expectations and intentions. Forward-looking statements are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company's control. You are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others, changes in general economic business conditions, especially in Sweden changes and volatility in currency exchange and interest rates; and changes in government policy and regulations and in political and social conditions.

AB Svensk Exportkredit/Swedish Export Credit Corporation (publ)
Postal address	Street address	Telephone	Telefax	Org. No. 556084-0315
Box 16368	Västra Trädgårdsgatan 11 B	+46 8 613 83 00	+46 8 20 38 94	VAT No. SE663000133401
SE-103 27 Stockholm	Internet	E-mail	Telex	Registered office
Swift address	www.sek.se	info@sek.se	12166 SEK S	Stockholm, Sweden
SEKXSESS

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 27, 2004

AB Svensk Exportkredit (Swedish Export Credit Corporation)
By:	/s/ PETER YNGWE Peter Yngwe, President

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INTERIM REPORT FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2004
  FINANCIAL HIGHLIGHTS
  INCOME STATEMENTS
  Quarterly Breakdown of Income Statements in Summary
  BALANCE SHEETS
  STATEMENTS OF CASH FLOWS, SUMMARY
  COUNTERPARTY RISK EXPOSURES
SIGNATURE